DESERT SUN MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2004

(All amounts stated in Canadian dollars, unless otherwise indicated)

 CONTENTS

1.  INTRODUCTION

3

2.  VISION AND STRATEGY

3

3.  OVERVIEW OF 2004

4

4.  OUTLOOK FOR 2005

5

5.  CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS

6

6.  OPERATIONAL REVIEW

7

7.  LIQUIDITY AND CAPITAL RESOURCES

13

8.  CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15

9.  RISKS & UNCERTAINTIES

17

10. QUARTERLY AND ANNUAL DATA

19

11. CORPORATE GOVERNANCE

20

12. RELATED PARTY TRANSACTIONS

20

13. SUBSEQUENT EVENTS

20

14. NOTE TO US INVESTORS

21

15. SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS

21

This annual report, including this MD&A contains certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management's expectations regarding Desert Sun's future growth, results of operations, performance and business prospects and opportunities. Forward-looking information can often be identified by fotward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, exploration results and future plans and objectives of Desert Sun are fotward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Desert Sun's expectations are disclosed in its documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities and include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors..

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Desert Sun undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1.  Introduction

This discussion and analysis of the consolidated operating results and financial condition of Desert Sun Mining Corp. (`Desert Sun", or the "Company') for the fiscal periods ended December 31, 2004 and August 31, 2003 should be read in conjunction with the respective Consolidated Financial Statements and related notes.

Desert Sun was originally incorporated (Fredonia Oil & Gas Ltd.) under the laws of British Columbia on May 21, 1980. In 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., in 1986 to Sun River Gold Corp. and in 1991 to Yellow Point Mining Corp. On August 26, 1994, the Company changed its name to Desert Sun Mining Corp. and on March 20, 2003, Desert Sun was continued under the Canada Business Corporations Act.

The Consolidated Financial Statements and related notes of Desert Sun have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Desert Sun's policies are consistent with accounting policies generally accepted in the United States (`US GAAP") in all material respects except as outlined in Note 18 to the Consolidated Financial Statements.

Desert Sun's Consolidated Financial Statements and related notes are expressed in Canadian dollars. All amounts in this report are in Canadian dollars, except where otherwise indicated.

Change in the ending date of Financial Year

Desert Sun has changed its financial year end from August 31 to December 31. Under Brazilian law, Jacobina Mineracao e Comercio Ltda. ("JMC') is required to have a year end of December 31. As JMC holds a 100% interest in the Jacobina Mine and related exploration properties, Desert Sun's principal assets, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year end. The Company has implemented this change by having a transition year of 16 months, with the last day of the transition year being December 31, 2004.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the commencement of this report.

2.  Vision and Strategy

Desert Sun is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals; with a focus on the gold industry. The Company's principal asset is the Jacobina Gold Mine and associated 155-kilometer Bahia Gold Belt, located in the State of Bahia in northeastern Brazil. The Jacobina Mine is currently at the final stage of redevelopment

The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol DSM, on the American Stock Exchange under the symbol DEZ and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT.

The Company has a strong management team, board of directors and special advisory board, with diverse expertise in gold exploration, mine development and finance. Desert Sun's goal is to grow the Company into a 250,000 ounce per year producer within three to four years. The Company's primary growth strategy continues to focus on Brazil and the development of its Jacobina Mine, where Desert Sun expects to develop four further mining areas within 10 kilometers of the existing plant site.

Desert Sun's management believes gold bullion and gold shares remain in the early stages of a long-term secular bull market expected to last at least another five years. As a result, Desert Sun is unhedged. To meet the minimal requirements of financial institutions for funding to develop new projects or major expansions at existing operations, the Company might consider the purchase of "put options" to provide downside protection, while maintaining full participation for shareholders from higher gold prices.

The next few years should be exciting for Desert Sun shareholders. The Company has three unique growth pillars; a producing gold mine, development projects that will significantly expand its gold production base to become an intermediate-sized gold producer and excellent exploration targets on its extensive land holdings.

3.  Overview of 2004

Desert Sun will shortly be a North American-based gold producer engaged in the exploration for, and extraction, and processing of gold. The Company's primary asset and key value driver is its Jacobina Mine, and the associated 155-kilometer Bahia Gold Belt. Desert Sun has a strong and liquid balance sheet, no debt and has not hedged or sold forward any of its future gold production.

Desert Sun's strategy is to provide its shareholders with superior returns from high quality assets in areas of low political risk. At the end of 2004, Desert Sun had treasury assets with a market value of $21.4 million; while the Jacobina Mine development was on schedule and budget for gold production in April 2005.

CORE BUSINESS - GOLD MINING

Jacobina Mine

On January 8, 2002, Desert Sun entered into a letter of intent with Valencia Ventures Inc. (formerly William Multi-Tech Inc. and before that William Resources Inc.) ('Valencia"), whereby Valencia agreed to option its Jacobina gold property in Brazil to the Company. On May 17, 2002, the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in its wholly owned subsidiary, that owned the mineral rights, mines and a 4,200 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil. To earn the 51% interest, the Company agreed to pay Valencia $25,000 upon the dosing of the transaction and spend US$2 million exploring the Jacobina property by December 31, 2004. On September 20, 2002, the Company entered into a Memorandum of Understanding ("MOU'), whereby it could acquire the remaining 49% interest in the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and paying a further $5 million within 90 days of earning the initial 51% interest In September 2003, Desert Sun confirmed that it had spent the necessary US$2 million in exploration costs and exercised its option to acquire the remaining 49% interest in the Jacobina property from Valencia. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares to Valencia at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property.

Upon entering into the agreement with Valencia in 2002, the management of Desert Sun established a three-stage development program:

The first stage (2002 - 2003), which has been achieved, involved securing exdusive ownership of the Jacobina property and completing a feasibility study that supported the reopening of the mine. SNC Lavalin completed a feasibility study for Desert Sun in September 2003, which confirmed the economics of bringing the Jacobina Mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Ault, containing 758,600 ounces of gold. SRK Consulting extended the SNC Lavalin feasibility study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. SRK considered that Jacobina had the potential to deliver “economically mineable tonnes" containing 2 million recoverable ounces of gold, based on the work done at the time of the study. It must be cautioned that the SRK study was not adequate to definitely confirm the economics of the inferred mineral resources and that there was no guarantee that further drilling would upgrade the inferred resources. Based on the SNC Lavalin Feasibility Study, which used a gold price of US$350 per ounce [approximately US$430 per ounce at the time of this report] and a Real to US$ exchange rate of 3:1 [approximately 2.6:1 at the time of this report], the mine could be put back into production by 2005 at a rate of 102,000 ounces of gold per year, operating at an average cash cost of US$189 per ounce.

The second stage (2003 - 2005), which is scheduled to be completed by April 2005, required the Jacobina Mine to be brought back into production in line with the proposals contained in the SNC Lavalin feasibility study, modified as additional information became available. Through the refurbishment of the existing facilities, and improvements in the mining and processing methods, annualized production is expected to be some 100,000 ounces per year. The first gold pour is planned for April 2005.

The third stage (2005 - 2008) involves expanding annual production from all mining areas within the immediate vicinity of the existing plant facilities to over 250,000 ounces. Planning done to date indicates the possibility for developing four additional mining areas within the next three to four years that have the potential to successfully achieve this goal.

The mining method is sublevel retreat, longhole stoping, using electric-hydraulic jumbos, 15-tonne LHDs (Load Haul Dump) and 35-tonne trucks. A ramp and drifts provide access to the mine for men, equipment and materials. Rehabilitation of the Jacobina Mine started in earnest in April 2004. The plant facilities were completed in February 2005, with a rated capacity of 4,200 tonnes per day (24 hours a day), to process 1,512,000 tonnes per annum. The plant uses conventional crushing, grinding and CIP technology. The first development ore was processed in March 2005 and the first gold pour is planned for April 2005. Total capital costs to bring the mine into production are expected to be approximately $41 million.

Key Performance Factor

The key performance factor of a gold mine is the ability to produce at a cost per ounce that is low enough to cover all cash operating expenses at market-determined gold prices. The price of gold is established in an international market and is considered a commodity.

Capability to Deliver Results

During the year Desert Sun strengthened its management team with the appointment of Mr. Peter Tagliamonte, P.Eng as Chief Operating Officer and Mr. Bruce Humphrey, P.Eng as Chief Executive Officer. Mr. Stan Bharti, P.Eng was appointed Chairman of the board of directors and Mr. Gerald McCarvill was appointed Vice Chairman.

In accepting the position of COO, Mr. Tagliamonte assumed responsibility for all of the Company's mining operations. Mr. Tagliamonte's knowledge, operating experience and people skills, particularly in the Brazilian environment, will be critical to Desert Sun meeting its corporate objectives and the challenges of growth as the Company develops new mines and expands its activities. Mr. Tagliamonte is a graduate mining engineer and an Ontario registered Professional Engineer with 20 years of mining experience. Prior to joining the Company, Mr. Tagliamonte was based in Brazil for six years where he had been responsible for major cost and productivity improvements and a large expansion program as Mine Manager of Eldorado Gold Corporation's Sao Bento Mine.

Shareholders and management alike have viewed Mr. Humphrey's acceptance of his appointment of CEO with Desert Sun as a vote of confidence in both the project and the technical management of the Company, as Mr. Humphrey had many competing opportunities from which to choose. Mr. Humphrey is a mining engineer with 30 years experience, having worked for several major mining companies and mining contractors in a variety of engineering, operations and executive management positions. In his most recent position, Mr. Humphrey was Senior Vice President and Chief Operating Officer of Goldcorp Inc. His responsibilities at Goldcorp included the re-development, start-up and operation of the high grade Red Lake Mine in Canada.

Considering these appointments and the team assembled by Mr. Tagliamonte in Brazil, management is confident that it has the depth and technical ability to deliver on the aggressive development program that it has set for itself.

Labour, safety and training

At the end of December 2004 the Company had 290 personnel on site at the Jacobina Mine. This staff complement was supplemented by temporary contractors for a total of 800 individuals on site during this peak construction phase. Since the start of the Jacobina Mine project in April 2004, the Company has conducted 5,776 hours of safety training. Based on the Ontario Mines and Aggregates Safety and Health Association standards, the Jacobina Mine Project including all contractors attained an Accident Frequency value of 9.0, and an Accident Severity value of 11.26.

4.  Outlook for 2005

Desert Sun anticipates continuing the strong forward momentum of the past couple of years in 2005. Total production for 2005 is forecast at approximately 63,000 ounces. Annual steady state production, being 100,000 ounces per annum, is expected to be reached in the third quarter of 2005. Average head grade is projected to be 2.1 glt with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day. Cash costs, at full production, are expected to be $200 per ounce.

Desert Sun's exploration and development program for 2005 has a budget of $7 million, compared with approximately $8 million spent in the sixteen month period September 1, 2003 to December 31, 2004.

A further dedine in the US dollar, geopolitical tensions and lower levels of producer hedging have the potential to push gold prices higher. Desert Sun has no debt and its gold production is entirely unhedged enabling it to fully participate in higher gold prices.

The Brazilian Real has remained relatively stable in relation to the Canadian Dollar during the fiscal year to date, depredating 1.1% to C$1.00 = R$2.2098. The Company expects the Brazilian Real to trade within the range of R$2.6:US$1 and R$3.0:US$1 during 2005 and inflation in Brazil to remain near the current rate of 6%. The Jacobina Mine operating cost structure reflects an exposure of approximately 25% US$ based and 75% R$ based costs. The project is financially robust at the projected worst case limits on the exchange rates. On March 3, 2005 Desert Sun entered into an agreement with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging R$3.0:US$1 for the year. This equates to approximately 60% of the Jacobina Mine capital and operating budgets and the rate is in line with the exchange rate assumed in the 2003 feasibility study.

5.  Consolidated Financial Results of Operations Expenses

in thousands of Canadian dollars, except per share amounts

	2004	2003	2002
Corporate administration	3,725	1,757	127
Non-recurring cash bonus	768	318	-
Non-cash compensation expense	4,419	249	-
Amortization and depletion	7	3	1
Foreign exchange (gain) / loss	18	8	(1)
Interest expense	2	1	-
Interest income	(673)	(82)	(2)
Net Loss for the Period	8,266	2,254	125
Per Share: Basic and diluted	0.14	0.09	0.01
Operating cash (outflow)	(2,385)	(1,558)	(296)

2004

On a consolidated basis, Desert Sun recorded a net loss from operations of $8.3 million in the sixteen months ended December 31, 2004, or 14 cents per share; compared with $2.3 million (or 9 cents per share) in the 12-months ended August 31, 2003 and $125,000 (or 1 cent per share) in the year ended August 31, 2002.

The loss from operations was most dramatically affected by the non-cash charge of $4.4 million for stock based compensation as a result of implementing the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. These recommendations were first implemented in the 2003 Consolidated Financial Statements, where the fair value method was applied to non-employee stock based compensation, and continue to have a significant effect on measured results of operations. In the case of Desert Sun, these charges are particularly high due to the assumptions required in the Black-Scholes valuation model; that are impacted by the Company's stock price volatility over the past five years. The resulting figure is not necessarily the fair market value of the options, since the options are not transferable and there is no market for the options. In fiscal 2004, the assumptions applied for the Black-Scholes option pricing model included an expected dividend yield of 0%, expected volatility of 78%, a risk free interest rate of 4.0% and an expected life of five years. As described in Note 2 of the Consolidated Financial Statements, the Company has elected to adopt early the amended accounting recommendations in Canada in respect of stock based compensation. Under the early adoption provisions of the standard, prior periods are not restated, however, the pro-forma impact of awards to employees for 2003 is described in Note 8 of the Consolidated Financial Statements.

The net loss from operations for the 2004 fiscal year, excluding this book entry, was $3.8 million; comprising general and administration expenses of $4.5 million and interest received on cash invested of $0.7 million. The statement of operations highlights significant increases in overheads over fiscal 2003, including increased remuneration and office expenses due to increased staffing and time commitments by existing staff. Significantly higher investor relations and travel expenses reflect this higher level of activity and in particular, on a corporate level, the activities associated with the raising of $51.2 million through equity offerings in the 16-month period. Listing and filing fees and professional fees have also increased in connection with the procedures to register the Company's securities with the Securities and Exchange Commission in the United States. The Company is now targeting $800,000 in quarterly head office cash operating costs.

To date, consistent with the policies of exploration/development companies, exploration costs on ongoing programs have been capitalized. As Desert Sun becomes a producing company, future exploration expenditures will be charged to earnings up to the time that it is established that a property has reserves which are economically recoverable. Exploration expenditures to increase reserves at the Jacobina Mine, or at the other mines planned for development in phase 3, will continue to be capitalized. Revenue from gold bullion production will be recognized when title passes to the purchaser and as a result revenue will be recorded when the gold is sold, not when it is produced.

Total acquisition, exploration and development expenditures were $29 million in the sixteen months ended December 31, 2004, compared with $3 million in the year ended August 31, 2003 and $36,000 in the year ended August 31, 2002. All expenditures in this three year period relate to exploration activities at the Jacobina Mine and within the Bahia Gold Belt. The increase in exploration expenditures, from $3 million in fiscal 2003 to $8 million in fiscal 2004, reflects ongoing efforts to expand our resource and reserve base and to search for additional ore bodies. In addition to the $8 million spent on exploration in the 16-months, a further $5 million was incurred in the first quarter to acquire the remaining 49% interest in the Jacobina property not owned by the Company from Valencia. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share. For further information on the nature of the exploration and development expenditure, please refer to note 3 of the Consolidated Financial Statements.

Significant operating expenses were as follows:

Management and administrative services costs, of $1.68 million (including bonuses paid upon the achievement of important milestones, of $0.77 million) were incurred in the sixteen months ended December 31, 2004, compared with $0.72 million in the twelve months ended August 31, 2003 (including bonuses of $0.32 million) and $33,000 in the year ended August 31, 2002. Also included in the above expense is $120,000 ($90,000 and nil in the previous two fiscal years respectively) paid to a company controlled by a director of Desert Sun, for administrative services. The increase in basic management costs compared with fiscal 2003 is in line with the growth in the Company; with additional staff being added as well as increased time commitments by existing officers and staff. These costs should now stabilize as the Company's management team is now at full strength.

Investor relations and shareholders' information expenses were $0.79 million in the sixteen months ended December 31, 2004 (twelve months ended August 31, 2003: $0.39 million and year ended August 31, 2002: $2,000). These expenses relate to a sustained public relations campaign directed to increase awareness of the Company and its project both in North America and Europe. Company management continues with its program of meeting with its shareholders and attending trade shows, resulting in higher shareholder communication and travel costs than comparable periods. Activities during the period included numerous presentations to targeted audiences, hosting of events in Toronto, London and continental Europe, attendance at trade shows, internet based advertising, and reports commissioned in the printed media. Included in consulting fees in the first quarter is a related expense (in the amount of $247,000) that is not expected to be repeated. The level of expenditure in this category is expected to reduce once the Company reaches steady state production.

Consulting fees amounted to some $0.42 million in the sixteen months ended December 31, 2004, compared with $0.15 million in the twelve months ended August 31, 2003 and $27,000 year ended August 31, 2002. These fees were paid to corporate advisors working with the Company in areas such as capital structure, group structure, product sales, etc. The fees in the first quarter related to investor relations activities that have subsequently been suspended (see above).

Travel and entertainment costs were $0.56 million in the sixteen months ended December 31, 2004, up from $0.30 million in the twelve months ended August 31, 2003 and $69,000 in the year ended August 31, 2002. The travel and entertainment costs relate principally to the investor relations and marketing activities of management as they seek to educate investors about developments at the Company and to the raising of the necessary finance for the development of the Jacobina Mine. Such activities included regular trips by management to London and Europe, to New York for the listing of the Company on the American Stock Exchange, as well as trips to Brazil relating to corporate activities such as the symbolic opening of the Jacobina Mine and corporate oversight.

Office and miscellaneous expenses were $0.51 million in the sixteen months ended December 31, 2004, compared with $0.23 million in the twelve months ended August 31, 2003 and $25,000 in the year ended August 31, 2002. Desert Sun, together with certain public companies who share office space and administrative services, negotiated and upgraded additional office space during 2004. As the Company was reimbursed by these other companies for their proportionate share, the costs associated with the expansion of the Toronto office were contained. The Toronto office is now fully functional and no further major expenses of this nature are expected.

6.  Operational Review

Significant milestones were reached at the Jacobina Mine, and a very successful exploration program executed in fiscal 2004:

1.

Reactivation of the Jacobina Mine, to produce 100,000 ounces of gold per annum at a cash cost of US$200 per ounce is on track. The refurbished plant is operational, and the first gold is expected to be poured in April 2005;

2.

Measured and indicated mineral resources for all zones at Jacobina have been increased to 24.8 million tonnes grading 2.53 g Ault, containing 2,050,000 ounces of gold. This is a significant increase of 690,000 ounces of gold compared to the August 2003 measured and indicated resource of 14.8 million tonnes at grading 2.86 g Ault, containing 1,360,000 ounces of gold. Most of this increase has been at the Joao Belo Zone where an additional 3.5 million tonnes grading 2.48 g Ault, containing 280,000 ounces of gold was added to indicated resources and in the Morro do Vento area where 5.0 million tonnes grading 2.07 g Ault, containing 350,000 ounces of gold above the 800 meter level, were added to the indicated category.

Inferred mineral resources in all zones now total 22.2 million tonnes grading 2.61 g Ault, containing 1,900,000 ounces of gold. This is a reduction of 600,000 ounces compared to the August 2003 inferred resource of 29.5 million tonnes grading 2.62 g Ault, containing 2,500,000 ounces of gold. This reduction reflects the successful achievement of the drilling program's objectives to upgrade inferred resource blocks to the indicated category.

3.

The mineral reserve estimate for the Jacobina Mine (Joao Belo Zone), based on the increased measured and indicated mineral resource estimates, has also been updated as shown in the table below. These reserve estimates are now being used in the Jacobina Mine development plan. The other zones - Morro do Vento, Basal, Sena de Corrego and Canavieiras - will have updated and/or new mineral reserves estimated as mine planning for each area is completed.

The estimated mineral reserves as of March 1, 2005 are as follows:

Estimated Mineral Reserves as of March 1, 2005+
Area	Proven		Probable		Proven & Probable
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Contained
Joao Belo*	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	727,000
Basal Reef**	Nil	Nil	2,304,000	2.51	2,304,000	2.51	186,000
Serra de Corrego**	Nil	Nil	972,000	2.14	972,000	2.14	67,000
Total	1,955,000	2.02	12,423,000	2.14	14,378,000	2.12	980,000

+ Mineral reserves have been classified in accordance with CIM standards under NI 43-101

* Desert Sun Mining internal reserve estimation March 1, 2005

** As per original Dynatec mineral reserve estimation September 2003 in the SNC Lavalin feasibility study

The increase to 727,000 ounces from the original estimate of 505,000 ounces (45%) in proven and probable reserves for the Jacobina Mine (Joao Belo Zone) extends the mine life of the primary ore zone.

4.

Expanded exploration activity demonstrated the potential of the greater Bahia Gold Belt Positive results received from the limited drilling program in the north have highlighted the potential of the Pindobacu area (see the results from Pindobacu later on in this report).

Jacobina Mine Area Geology With Major Zones

N
11 km
Canavieiras Mine Target Area
Serra do Corrego
Morro do Vento Target Area
Jacobina Mine Mine being rehabilitated. Full production expected Q2 2005.
Joao Belo Sul Target Area
Intermediate Reef
Intermediate Reef
Plant
Morro do Vento Extension
Basal/Main Reef
0 500 1,000
Meters

Legend

Rio do Ouro Fm

Intrusives
- Mafic intrusive
- Ultramafic intrusive

Serra do Corrego Fm
- Upper Quartzite
- Upper Conglomerate
- Marker Schist
- Intermediate Quartzite
- Lower Conglomerate
- Basal Quartite

Basement

Major Faults

Garimpos

DESERT SUN MINING

December 2004

JACOBINA MINE

The reactivation of the Jacobina Mine started in earnest in April 2004. The development program involved new infrastructure, upgrading and modernizing the metallurgical plant, a complete new material handling system and underground mining method optimization.

By May 2004, the underground mine was de-watered to the bottom levels. By the end of June 2004 the old rail haulage system (track and ties) had been removed and the drifts enlarged to accommodate mechanized equipment A complete fleet of new equipment was purchased from leading international suppliers, which included 15-tonne LHDs (Load Haul Dump), 35-tonne haulage trucks, electric hydraulic 2-boom jumbos, and electric hydraulic ITH production drills. New ramp development was started in June 2004 and ore development was started on July 2004. New ventilation, compressed air, and electrical systems were installed. Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed by October 2004. The mining operation has been building an ore stock pile and by the end of February 2005 the stock pile contained 71,000 tonnes in preparation for the start of milling in early March 2005. The mechanization of the mining operation will allow Desert Sun to reduce manpower levels by over 50% and increase mining capacity by 40% from the previous operation. The projected production rate will be approximately 4,200 tonnes per day, which will make it one of the largest underground mining operations in Brazil.

Atlas Copco has established a parts warehouse at the Jacobina Mine and has entered into a Full Service Agreement with the Company. Appropriate bridge equipment, provided by Atlas Copco, has ensured that operations proceeded until the new equipment could be delivered. These units will be available to the Company for a period as backup units in support of Atlas Copco's guarantees and thereafter can be released or retained on a rental basis at the option of Desert Sun.

The plant has been completely refurbished and modernized. Four additional leach tanks have been installed to increase leach time, which will increase the gold recovery from 92% to 96.5%. A new regeneration kiln has been installed and the CIP (carbon in pulp) circuit has been upgraded with a 100% increase in the screen capacity. A new crushing plant has been constructed with a throughput capacity of 500 tonnes per hour. The plant has been fully automated with Siemens technology and will now be operating with 40% less manpower. Low grade ore from previous mining was fed into the plant beginning in January and 18,000 tonnes have been processed so far. Processing of development ore will begin in early March 2005.

The principal exploration focus in 2004 was the Mono do Vento ore zone. Desert Sun is expecting to make mine development decisions in early 2005 and expects to then proceed on a fast track program to expand the mining operations at Jacobina. In conjunction with the project development initiative, a plant optimization review has been started with Amec and Lakefield to evaluate the expansion capacity of the plant A new Project Development department was created in November 2004 to evaluate and bring into production the Jacobina Mine development projects. In February 2005 the Company appointed experienced mining engineer, Mr. Flavio Lamberti who will be responsible for evaluating and undertaking internal feasibility studies on Desert Sun's growing number of development projects including Mono de Vento, the Canavieiras Mine, Serra de Corrego, and Mono do Vento Extension (Basal/Main reef). Mr. Lamberti's experience and expertise gained from development and mine projects with Yamana Resources and Dow Brasil Nordeste Ltda. in Brazil will expedite the evaluation of mine development projects. Mr. Lamberti is a graduate of the Universidade Federal de Ouro Preto, a well known mining engineering school in Brazil, and has 15 years' diverse mining engineering experience. Most recently, he was the Project Manager- Mining for Yamana Resources in Brazil.

Desert Sun is currently at an advanced stage of evaluating both the underground and open pit potential of the Morro do Vento zone and is expected to make a decision on the direction of this project by the second quarter of 2005.

The Jacobina Mine is expected to provide positive cash flow to Desert Sun starting in July of 2005. Gold production to the end of 2005 is expected to reach a production rate of 8,333 oz. per month at a cash cost of US$200. With additional mine development projects coming on stream in 2006, Desert Sun expects to see gold production continue to grow in the coming years. The plant expansion will be based on the timeline of the start-up of the development projects.

Jacobina Mine – projected annual operating data

Tons of ore milled	1,512,000 tonnes per annum
Tons of ore milled per calendar day	4,200 tonnes per day
Average mill head grade	2.1 grams per tonne
Average recovery rate	96.5%
Ounces of gold produced	100,000 ounces per annum
Cash operating cost per ounce	US$200 per ounce

In June 2004, the State government of Bahia provided support to the Jacobina Mine through the signing of a "Protocol of Intentions". The financial incentives contained in the Protocol enhance the viability of the Jacobina Mine. A key influencing factor the State government considered in issuing the Protocol was that the reopening of the Jacobina Mine would strongly promote economic growth, the generation of much-needed high-quality jobs, and social development in central-northern Bahia. In recognition of the multi-million dollar investment being made by Desert Sun in reopening the Jacobina Mine, under its Constitution and State laws the State of Bahia granted to Desert Sun the following incentives:

- The State of Bahia assisted the Company in obtaining all necessary Federal, State, and Municipal licenses. In July 2004, the Company received the final operating and environmental permits required to re-start mining operations at the Jacobina Mine. In addition to the License of Operation for the mine, Desert Sun has been issued licenses for water usage and water discharge, permits for the purchase and use of cyanide in the metallurgical process, and permits for buying and use of explosives in the mining operations. Co-operation with the Bahia State government and the Departamento Nacoonal de Produgao Mineral (DNPM) throughout this process has been excellent;

- Deferment of the ICMS (sales and services tax) on all importations of fixed assets, as well as deferment of ICMS on acquisitions of assets manufactured in Bahia;

- The State of Bahia will support Desert Sun in negotiations with the Federal and Municipal Agencies when it seeks a reduction of 75% of the `Internal Revenue Tax" (Corporate Income Tax) for the next ten years, according to the legislation of the Northeast Brazil Development Superintendency (SUDENE); and

- The State of Bahia will assist the Company in obtaining financing through public financing agencies: the Social and Economic Development Bank of Brazil, the State of Bahia Development Bank and the Northeast Bank of Brazil (BNB).

Desert Sun and Lakefield Geosol Laboratorios Ltda. (` Lakefield Geosol") have established an independent on site laboratory for the analysis of production ores, definition drill core, metallurgical samples and water for environmental monitoring at the Jacobina Mine; designed, commissioned and operated by Lakefield Geosol. All work procedures, training and quality systems of the mine site laboratory will be based on the Lakefield Geosol model, which is ISO 9001:2000 compliant Once the mine laboratory is fully operational, Lakefield Geosol and Desert Sun will apply for ISO certification. Analysis of exploration drill core and rock samples will continue to be done at the Lakefield Geosol laboratory in Belo Horizonte. Lakefield Geosol Laboratorios Ltda. is a joint venture company between SGS Lakefield Research Limited, part of the SGS Group, which provides global testing and consulting services to the broad mining and metals sector from offices in Canada, Chile, Australia, South Africa and Brazil, and Geosol Geologia e Sondagems Ltda of Brazil. SGS Lakefield has considerable experience worldwide, and specifically in Brazil, in the development of on-site mine laboratories. Clients in Brazil include Companhia Vale do Rio Doce (CVRD), one of the largest integrated mining, smelting and manufacturing companies in the world. Quality is continually monitored via regular proficiency and inter-laboratory tests.

EXPLORATION

Desert Sun's wholly owned Bahia Gold Belt property now totals 131,539 hectares, which includes 5,996 hectares in the mining lease, 97,476 hectares of granted exploration concessions and 28,067 of filed applications for exploration concessions. The property now covers a strike length of 155 kilometers over the Jacobina Group sedimentary rocks, which underlie the Serra do Jacobina mountains. The Company is conducting a major exploration program along the Belt, and has outlined four major target areas for more detailed follow-up. These targets include a 45+ kilometer strike length extension of the Serra do Corrego Formation conglomerates, which hosts the existing mines. Regional and detailed geological mapping, prospecting, and rock and soil geochemical sampling by the Company in the Pindobacu area 55 kilometers north of Jacobina, has identified gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates that may be the northern and separate extension of the Serra do Corrego Formation. This target area is dose to a major north-northeast striking fault contact zone with the Archean Mundo Novo greenstone belt Other target areas include the Pindobacu Outlier, which extends for 23 kilometers along strike with numerous gold garimpos (free miner workings) and the Maravilha Fault zone, which extends for a strike length of 60 kilometers.

Desert Sun conducted a significant exploration program in 2004 focused on exploring several new targets identified in the 2003 drill program, most notably Morro do Vento, Canavieiras Mine and the northern “blue sky" areas, as well as on increasing the mineral resources in the main production area at the Joao Belo zone.

The following table provides the updated resource estimate, which has been reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International. Mr. Hennessey, who is an independent qualified person as defined under National Instrument 43-101, visited the site from November 30 to December 2, 2004. The resource estimation methodology and dassification used is the same as outlined in the August 2003 report by Mr. Hennessey filed on SEDAR.

Summary of Mineral Resources

Updated by Desert Sun and reviewed and confirmed by Micon
as at December 12, 2004*

Category	Area	Tonnes	Grade	Contained Gold
			(g/t Au)	(ounces)
Measured	Joao Belo	2,300,000	2.41	180,000
	Itapicuru**	250,000	5.70	45,000
	Serra do Corrego	10,000	7.50	3,000
	Canavieiras	56,000	6.73	12,000
	Subtotal	2,620,000	2.83	240,000
Indicated	Joao Belo	10,300,000	2.37	790,000
	Itapicuru**	9,390,000	2.63	790,000
	Serra do Corrego	910,000	2.39	70,000
	Canavieiras	850,000	3.61	100,000
	Joao Belo Sul	770,000	2.55	60,000
	Subtotal	22,200,000	2.49	1,810,000
Total	Joao Belo	12,600,000	2.38	970,000
Measured and	Itapicuru**	9,630,000	2.71	840,000
Indicated	Serra do Corrego	920,000	2.44	72,000
	Canavieiras	900,000	3.80	110,000
	Joao Belo Sul	770,000	2.55	60,000
	Total	24,800,000	2.53	2,050,000
Inferred	Joao Belo	5,300,000	2.33	390,000
	Joao Belo-other reefs	1,000,000	3.88	120,000
	Itapicuru**	3,800,000	3.17	390,000
	Serra do Corrego	1,800,000	2.95	170,000
	Canavieiras	3,700,000	2.41	290,000
	Joao Belo Sul+	3,900,000	1.67	210,000
	Other Areas	2,700,000	3.23	280,000
	Total	22,200,000	2.61	1,900,000

*Totals have been rounded

** Itapicuru includes Morro do Vento, Morro do Vento Extension and Basal/Main Reef

+ Previously included in Other Areas

Morro do Vento

At the Morro do Vento target area located 1.5 kilometers north of the processing plant, additional drill results received in September 2004 further supported the possibility of outlining a large mineral resource. To date, 80 holes totaling 13,700 meters have been completed at Morro do Vento. The target Intermediate reef package is consistently about 60 to 70 meters wide and extends along the full 2 kilometer strike length with extensive garimpos (free miner workings). Work has begun on estimating a new mineral resource for Morro do Vento, which will form the basis for a preliminary evaluation study by SRK

Consulting. This study will examine both open pitiable and bulk underground mining possibilities with processing by conventional and heap leach methods.

The following are highlights from holes in the central 900 meter Iona core of the tartlet zone:

- 1.01 grams g Ault over a true width of 54.3 meters, including a higher grade intersection of 2.65 g Ault over a true width of 8.6 meters;

- 0.93 g Ault over a true width of 80.5 meters, including a higher grade intersection of 2.04 g Ault over 11.0 meters true width;

- 0.88 g Ault over a true width of 65.9 meters, including 2.93 g Ault over a true width of 10.2 meters.

Canavieiras

In October 2004, the Company received additional underground diamond drill results from the Canavieiras area at Jacobina. The drilling was carried out to test three major target areas: conglomerate reefs located between 50 to 100 meters below the existing mine workings; the southeast extension of the reefs that were previously mined; and reefs above the existing mine workings. The former Canavieiras Mine is located 3 kilometers north of the processing plant and is located in a block bounded by faults that is approximately 1.2 kilometers long and 400 meters wide. To date, 41 holes totaling 5,368 meters have been completed. As a result of the drilling program, the strike length of the reefs below the old workings was extended to at least 300 meters and high grade intersections continue to be returned from the reef extension southeast of the old workings. Both targets continue to be open along strike.

Highlights of the program included:

Target Reefs below old workings:

- 2.71 grams gold per tonne (g Au/t) over a true width of 22.2 meters, including 4.51 g Ault over a true width of 9.8m at the top of the reef and 4.41 g Au/t over a true width of 3.2m at the base;

- 2.85 g Ault over a true width of 27.5 meters, including 4.63 g Ault over a true width of 13.4 meters. A separate reef lower in the same hole returned 2.06 g Ault over a true width of 22.3 meters, including 5.05 g Ault over a true width of 6.2 meters;

- 8.77 g Ault (7.25 g Ault with highs cut to 30 glt) over a true width of 3.9 meters.

Target Reefs extending zones previously mined:

- 16.13 g Ault (15.63 g Ault cut) over a true width of 2.5 meters;

- 20.79 g Au/t over 0.7 meters;

- 13.83 g Ault over a true width of 1.0 meter,

-  3.77 g Ault (1.97 g Ault cut) over a true width of 6.0 meters.

Target Reefs above old workings:

- 8.09 g Ault over a true width of 1.1 meters;

- 4.08 g Ault over 2.0 meters.

Pindobacu

In late 2004, Desert Sun carried out a reconnaissance diamond drill program to test several targets identified from geological mapping/sampling and soil geochemistry undertaken by Desert Sun, as well as an induced polarization geophysical survey by Fugro-LASAGeomag, in the northern portion of the Bahia Gold Belt. In total, 10 holes totaling 2,000 meters were completed on selected targets over an area of 50 kilometers by 5 kilometers. The most significant results were obtained from the Pindobacu area located 50 kilometers due north of the town of Jacobina.

Highlights from drilling at Pindobacu included:

•

5.46 g Au/t over a true width of 21.9 meters, including 12.27 g Au/t over a true width of 4.7 meters and 10.22 g Au/t over 5.5 meters true width;

•

1.46 g Au/t over a true width of 24.4 meters;

•

7.20 g Au/t over a true width of 2.0 meters.

The mineralogy and geochemistry of this system is remarkably similar to the gold mineralization in the quartz pebble conglomerates in the Jacobina Mine area to the south. The regional Pindobacu Fault system, which forms the eastern boundary of the Jacobina Basin, is dearly a major focus of hydrothermal alteration and mineralization. This mineralized structure probably extends for at least 15 kilometers along strike and the alteration zone is up to 100 meters wide.

The Pindobacu target is accessible by paved road from Jacobina and is 2 kilometers west of the town of Pindobacu. At Pindobacu there are a number of active garimpos (free miner workings), which extend along a strike length of 1.2 kilometers.

Gold occurs as fine to locally coarse-grained native gold or associated with pyrite (or its weathered product, goethite) with tourmaline and fuchsite in quartz vein stockworks along low-angle thrust faults, high-angle reverse faults and fractures. The host rocks are metagraywacke, banded iron formation and metachert of the Archean Mundo Novo Formation and strongly silicified and fuchsitic, fine to coarse-grained quartzite with minor metaconglomerates lenses of the Paleoproterozoic Jacobina Group. Alteration and mineralization occur along the contact zones of these major rock units associated with fault structures of the regional Pindobacu Fault system which forms the eastern margin of the Jacobina Basin.

7.  Liquidity and Capital Resources

The following table summarizes the Company's consolidated cash flows and cash on hand:

(in thousands of Canadian dollars)	2004	2003	2002
Cash and equivalents	21,356	6,832	1,735
Working capital	19,803	6,414	1,760
Cash used by operating activities	(2,887)	(1,558)	(296)
Cash used by investing activities	(33,536	(3,154)	(36)
Cash provided by financing activities	50,946	9,809	2,067

Cash Resources

The increase in cash and equivalents from $6.8 million at August 31, 2003 to $21.4 million at December 31, 2004 is primarily attributable to the issuance of capital stock through private placements and the exercise of warrants and stock options.

During the sixteen months, $51 million (fiscal 2003 - $10 million) was raised, net of issue costs, through the issuance of common shares. A total of $47 million was raised in brokered private placements with the balance received from the exercise of options ($0.3 million) and warrants ($3.3 million).

Desert Sun remains debt free (except to the extent of supplier extended credit terms) and its gold production and reserves are totally unhedged. Desert Sun has no unfunded pension liabilities. All financial commitments associated with financed equipment are included in liabilities upon receipt of the associated asset by the Company. Other than the agreement for the purchase of Brazilian Real in 2006 (see Note 17(b) of the Consolidated Financial Statements), Desert Sun does not have any off-balance sheet arrangements nor does it have any guarantees outstanding.

Uses of Liquidity

Desert Sun's cash requirements over the next 12 months will be primarily to fund:

•

Development of the Jacobina Mine;

•

Exploration within the mining area to facilitate the development of additional mines;

•

Exploration further afield, but within the 100% controlled, 155-kilometer Bahia Gold Belt and

•

Corporate administration and working capital.

Desert Sun estimates that the total additional capital costs to complete development of the Jacobina Mine to be approximately $17 million. Corporate administration costs are estimated to be approximately $3.2 million per year. The Company currently, and through projected operating revenues, has the financial resources to complete development of the Jacobina Mine, undertake a conservative exploration program and fund anticipated corporate administration and working capital requirements. Management is investigating alternative financing strategies, including selling additional shares and project financing loans, for the funding of the expansion projects and an aggressive exploration program. (See Note 17(a) of the Consolidated Financial Statements.)

Commitments and Contractual Obligations

The Company has entered into contracts with the international supplier of its fleet of mining equipment for the financing of the mining equipment acquired for use at the Jacobina Mine. These obligations relate to pieces of equipment that had been ordered, but not received as at December 31, 2004. In addition, the Company has negotiated a full service contract with this supplier, for the maintenance of the major mining equipment provided by them. Financial obligations in terms of this service contract include both a fixed component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts. For further information, please refer to the Management Information Circular.

(in thousands of Canadian dollars)	2005	2006	2007
Mining equipment Service contract Management contracts	1,179 399 1,233	2,006 435 705	188 36 588
TOTAL	2,811	3,146	812

In connection with exploration and development activities, the Company is required to make certain payments regarding mining licenses, leases, occupation and surface rights. If the properties are no longer of interest to Desert Sun it can stop making the payments, although its property rights will terminate.

There are no long-term contractual arrangements with any related parties that create or result in any obligations that are not on an arm's-length basis.

Change in Non-Cash Operating Working Capital

(in thousands of Canadian dollars)	2004	2003	2002
Decrease (increase) in current assets:
Amounts receivable and prepaid expenses	(1,386)	(27)	(39)
Other receivables	(1,492)	-	-
Inventories	(362)	-	-
Increase (decrease) in current liabilities:
Accounts payable and accrued liabilities	2,695	471	(44)
Other payables	1,492	-	-
Other	6	-	(17)
Total	953	444	(100)

Investing Activities

Mining Interests (in thousands of Canadian dollars)	2004	2003	2002
Jacobina Mine	15,954	-	-
Exploration program	9,785	3,112	36
Capital assets	7,797	42	-
Total	33,536	3,154	36

During 2004, significant investments were made in the development of the Jacobina Mine, refurbishment of the associated plant facilities and in equipment to undertake the mining operations. Over $24 million was spent on development of the Jacobina Mine, which is scheduled for completion in the first quarter of 2005. In addition to acquisition costs of $5 million ($2 million in cash), exploration expenditures of $8.3 million were incurred at the Jacobina Mine and along the associated Bahia Gold Belt. These costs were capitalized during the year.

Financing Activities

In September 2003 the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBumey & Partners, Octagon Capital Corporation and Pacific International Securities Inc.

In November 2003, Desert Sun raised a further $20 million through the issuance of 11,764,707 Units at a price of $1.70 per Unit Each unit consisted of one common share and one-half of one common share purchase warrant Each whole warrant is exercisable at a price of $2.50 for a period of five years, until November 20, 2008. These warrants trade on the Toronto Stock Exchange under the symbol DSM.WT. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Griffiths McBumey & Partners and CIBC World Markets Inc.

In October 2004, Desert Sun completed a bought deal financing pursuant to which, as a result of the underwriters fully exercising their over-allotment option, it raised $20 million through the issuance of 13,793,103 Units at a price of $1.45 per Unit Each Unit consisted of one common share and one-half of one common share purchase warrant Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants will trade on the Toronto Stock Exchange under the symbol DSM.WT. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc.

Shareholder's Equity

Shareholders' equity for the sixteen months ended December 31, 2004 increased by $50.1 million. This includes increases in share capital of $3.6 million through the issue of shares on the exercise of stock options and warrants, and $47.3 million (net proceeds) as a result of the issue of common shares and Units under three equity financings. Share capital was also increased with the issue of $3.0 million in common shares to Valencia Ventures Inc. as part of the cost of acquiring the remaining 49% of the Jacobina property. Shareholders' equity was reduced by the loss for the period of $3.8 million (net of $4.4 million stock based compensation, which simultaneously increased Contributed Surplus).

8.  Critical Accounting Policies and Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the diclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. These estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. The Company's critical accounting policies are those that affect the Consolidated Financial Statements and are summarized in Note 2 thereof. Critical accounting policies and estimates in the period included capitalization of exploration/development expenditures and the recognition of impairment of those assets, accounting for foreign currency translation, and choice of GAAP. Actual results could differ from these estimates.

The decision to capitalize exploration expenditures, and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits, can materially affect the reported earnings of the Company. Desert Sun follows Canadian generally accepted accounting policies. In line with accepted industry practice for exploration companies, the Company has adopted the policy of deferring property specific acquisition, exploration and development costs. Deferred costs relating to properties that are relinquished, or where continued exploration is deemed inappropriate are written off in the year such assessment is made. If Desert Sun adopted a policy of expensing all exploration costs, the Company's asset base, shareholders' equity, and loss from operations would be materially different These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the properties following the commencement of production. The cost of exploration property, plant and equipment includes any cash consideration paid, and the fair market value of shares issued on the acquisition of property interests. The recorded amounts represent actual expenditures incurred and are not intended to reflect present or future values. The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

As a result of the exercise of its option to acquire the remaining 49% interest of the Jacobina property from Valencia in September 2003, Desert Sun owns 100% of the Jacobina Mine and associated explorations properties. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineragao e Comercio Ltda. ("JMC"), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment Management believes that JMC has substantial tax losses in Brazil that may be carried forward to offset future taxable income from the Jacobina Mine, but cannot reasonably estimate these losses and the resulting future income tax assets at this time. Had the tax losses been determinable at this time, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

In terms of the agreement under which the Company acquired JMC, Valencia provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties; as well as labour and health related claims by former employees, which are being contested in court. Arrangements have been made by Valencia to settle all of the past taxes payable over periods of up to 15 years. Claims relating to silicosis, for the period prior to the Company's acquisition of JMC, for which Valencia has indemnified Desert Sun could amount to some $6 to $9 million. It is management's belief that the labour related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously. Valencia has consistently met its obligations to the Company under this indemnity.

Stock-based Compensation

Effective September 1, 2002, Desert Sun adopted the new CICA standard for accounting for stock-based compensation. Desert Sun applied the pro forma disclosure provisions of the new standard to options granted to directors, officers and employees on or after September 1, 2002, and applied the fair value method for options granted as compensation for services rendered to the Company other than in the course of employment For options granted in fiscal years beginning on or after January 1, 2004 the CICA Handbook now requires that compensation for option awards to employees be recognized in the financial statements at fair value. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a fair value compensation expense has been recorded for the sixteen months ended December 31, 2004 for awards granted (and vested) in that period.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock based compensation expense and hence results of operations, there is no impact on the Company's financial condition.

Mining Interests

Mining interests are a significant asset on Desert Sun's balance sheet and represent the capitalized expenditures related to the acquisition, exploration and development of mineral deposits. Management makes estimates of the reserves and the economic life of the mine. These are used for calculating the depletion and amortization expense and determining the recoverability of the cost of each property. Reserve estimates may be revised for a number of reasons including, but not limited to: changes in gold price assumptions, changes in foreign exchange rate estimates, revisions to geological data and results of drilling and exploration activities.

At least annually, an independent firm of consulting geologists and engineers audits the reserves and resources estimate. In addition to plant and equipment, this asset category includes deferred exploration and mine development Note 2 to the Consolidated Financial Statements details the accounting polides in place, while Notes 3 and 4 provides additional related disclosure.

Recent Canadian Accounting Pronouncements

Recently issued Canadian accounting pronouncements from the Canadian Institute of Chartered Accountants (CICA) are outlined below. Desert Sun does not believe that it will be significantly affected by these pronouncements.

In December 2003, the Emerging Issues Committee of the CICA issued EIC 141, "Revenue Recognition" (`SIC 141'). EIC 141 summarizes the principles set forth in Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" ("SAB 101') issued by the SEC. Under EIC 141, performance is achieved in a transaction involving the sale of goods when all of the following criteria are met persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; and the seller's price to the buyer is fixed or determinable. EIC 141 is applicable to the Company beginning January 1, 2005. The Company does not believe that the adoption of this pronouncement will have a material impact on its financial reporting and disclosures.

In July 2003, the CICA issued CICA Handbook Section 1100, "Generally Accepted Accounting Principles" ("Section 1100'). This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent Section 1100 is applicable to the Company beginning January 1, 2005. The Company does not believe that the adoption of this pronouncement will have a material impact on its financial reporting and disclosures.

In January 2004, the CICA issued amendments to CICA Handbook Section 3860, "financial Instruments - Presentation and Disclosure" ("Section 38601, to require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity. Section 3860 is applicable to the Company beginning January 1, 2005 on a retroactive basis. The Company does not believe that the adoption of this pronouncement will have a material impact on its financial reporting and disclosures.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R harmonizes Canadian and US GAAP.

In June 2003, the CICA issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ('VIEs'). This standard is harmonized with FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The Guideline requires enterprises to identify VIEs in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. The guideline is effective for annual and interim periods beginning on or after November 1,

2004. The Company does not believe that the adoption of this pronouncement will have a material impact on its financial reporting and disclosures.

Additional US accounting pronouncements can be found in Note 18(f) to the Consolidated Financial Statements.

Changes in Accounting Policy

Effective September 1, 2003, the Company adopted the new CICA accounting standard on "Asset retirement obligations". Under the new standard the Company is required to record a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mining properties. This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to mining interests and amortized over the useful life of the property. As the Company does not currently have any legal obligations relating to the reclamation and closure of its mining properties, the adoption of this standard had no impact on the accounts of the Company.

The only other changes in accounting policy during fiscal 2004 and 2003 related to the accounting for stock (rased compensation, the impact of which has been explained in the comments above as well as in the 2003 Consolidated Financial Statements.

Use of Financial Instruments

In fiscal 2004, the Company did not enter into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash and short-term investment portfolio, a very large part of which was acquired in a private placement that dosed in October 2004. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in Canadian dollar denominated instruments.

9.  Risks & Uncertainties

Nature of Mining, Mineral Exploration and Development Projects

The Company's mining operations and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to indement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Through high operational standards, emphasis on training and continuous improvement, Desert Sun works to reduce the mining risks. The Company also maintains insurance to cover normal business risk.

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated dimatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Gold Price

The principal business of the Company will be the production of gold. Desert Sun's profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing regions. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Desert Sun is better positioned than most of its competitors to withstand low commodity prices due to the relatively low cash cost per ounce at the Jacobina Mine. However, if, as a result of a sustained dedine in gold prices, revenues from gold sales were to fall below cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, could be discontinued. The Company does not enter into gold price hedging programs, which would only be considered to the extent necessary to satisfy any lender requirements for loan transactions.

Estimates of mineral reserves and resources

The mineral reserve and resource estimates included in this annual report are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will eventually qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viabilities of projects. The Company has engaged expert independent technical consultants to advise it with respect to mineral reserves and resources and project engineering, among other things. The Company believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs in developing the Jacobina property.

Country Risk, associated with the Company's operational focus on Brazil

All of Desert Sun's property interests are located in Brazil and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability in that country. Brazil's economy continues to strengthen and the Government continues to foster and promote political stability. Mineral exploration and mining activities may be affected to varying degrees by political stability and government regulations relating to the mining industry, including restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety. Any changes in regulations or shifts in political attitudes are beyond Desert Sun's control and may adversely affect the Company's business. The Company, at present, does not maintain political risk insurance for its foreign operations, and would only do so if required to finance the development of the expansion projects.

Currency Fluctuations

By virtue of its international operations, the Company incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially in the last three years. Desert Sun's operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Real exchange rate as substantially all of the revenues will be earned in US dollars, while a substantial portion of the operating and capital expenditures will be in Brazilian Real. Desert Sun will actively hedge the United States dollar against strengthening of the Brazilian Real when this is considered prudent (See Note 17(b) of the Consolidated Financial Statements.)

Financing risk, until such time as the Company is cash flow positive

In the absence of cash flow from operations, Desert Sun relies on the capital markets (equity, and potentially debt) to fund operations. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that additional funding will be available, or available under terms favourable to the Company. Failure to obtain such additional finance could result in delay or the indefinite postponement of further exploration and the development of additional mines along the Bahia Gold Belt (See Note 17(a) of the Consolidated Financial Statements.)

Licenses and Permits, Laws and Regulations

Desert Sun's mining operations and exploration activities require permits from various government authorities, and are subject to extensive federal, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Desert Sun draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies.

The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to maintain or obtain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations.

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to, and the area of, mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties.

Environmental

Desert Sun's activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Desert Sun is also subject to various redamation-related conditions imposed under federal or state rules and permits. While Desert Sun has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that they will not change in the future in a manner that could have a material adverse effect on Desert Sun's financial condition, liquidity or results of operations.

Risk of contingent liabilities

In September 2003 Desert Sun exercised its option to acquire 100% of the Jacobina property. To give effect to this acquisition, Desert Sun acquired a 100% interest in the equity of JMC. Under the agreement, Valencia provided certain indemnities to Desert Sun for liabilities not settled and/or recorded at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities; liabilities to third parties; as well as labour and health related claims by ex employees, which are being contested in court. It is management's belief that the labour related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously.

10.  Quarterly (unaudited) and Annual Data

Summary of Quarterly Results

(in thousands of Canadian dollars, except per share amounts)

	2004 5th quarter	2004 4th quarter	2004 3rd quarter	2004 2nd quarter	2004 1st quarter	2003 4th quarter	2003 3rd quarter	2003 2nd quarter	2003 1st quarter
	Dec 31 2004	Sept 30 2004	June 30 2004	Mar 31 2004	Nov 30 2003	Aug 31 2003	May 31 2003	Feb 28 2003	Nov 30 2002
	3-months	3-months	3-months	4-months	3-months	3-months	3-months	3-months	3-months

Revenue	-	-	-	-	-	-	-	-	-
Net Loss for the period	1,368	567	543	4,953	835	637	442	795	380
Net Loss per share - basic and diluted	0.01	0.01	0.01	0.09	0.02	0.02	0.01	0.04	0.02

During 2002 and 2003, the Company substantially reorganized its operations; including the appointment of new officers and directors, who began work in earnest on developing the Jacobina concessions in September 2002. Ongoing head office expenses (net losses from operations) are expected to be $800,000 per quarter. Included in the net loss for the 2004 fiscal year is the following non-cash compensation expenses: for the three months ended June 30, 2004: $104,600 and for the four months ended March 31, 2004: $4,314,424. Excluding these book entries the net loss for the fifth, fourth, third, second (four-month) and first quarters would be $1,368,317, $566,701, $438,264, $638,262 and $834,985, respectively.

Selected Annual Information

(in thousands of Canadian Dollars, except per share amounts)

	December 31, 2004	August 31, 2003	August 31, 2002

Revenue	-	-	-
Net Loss for the period	8,266	2,254	125
Net Loss per share - basic and diluted	0.14	0.09	0.01

Total Assets	64,876	10,088	1,812
Total Long-term Liabilities	314	-	-

Dividends	-	-	-

The Company is in the mine development stage and has no production related income or expenses.

In January 2002, later revised in May 2002, Desert Sun entered into an option to earn a 51% interest in the Jacobina Mine paleoplacer gold property in Brazil; including the mineral rights, mines and a 4,200 tonne per day processing plant To earn the 51% interest, the Company agreed to pay $25,000 and spend US$2 million exploring the Jacobina property, prior to December 31, 2004. In September 2002, for cash consideration of $100,000, Desert Sun negotiated an option to acquire the remaining 49% interest by paying $5 million within 90-days of earning the initial 51% interest In September 2003, Desert Sun confirmed that it had completed its spending commitment and concurrently exercised this option to acquire the remaining 49% interest in the Jacobina property for $5 million, settled through a cash payment of $2 million and the issue of 1,851,852 common shares at a price of $1.62 per share.

The principal source of cash for use in operations has been the issue of common shares. The Company completed three equity financings in fiscal 2004 for gross proceeds of $51.2 million (fiscal 2003: two equity financings for gross proceeds of $9.7 million).

11.  Corporate Governance

On June 4, 2004 the Board of Directors of Desert Sun adopted a Code of Conduct for the Company. All directors and senior personnel are required to familiarize themselves with the Code of Conduct, signing a copy of the Code on an annual basis to confirm that they understand the terms, and will conduct themselves at all times in accordance with the letter and spirit of the Code. The Board of Directors has also adopted Board Committee Mandates and a Director's Position Description, which dearly sets out what is required of the directors in exercising their powers and discharging their duties. A Risk Matrix, highlighting the major operational, financial and regulatory risks faced by the Company, has been approved by the Board of Directors and is being assessed on a regular basis.

12.  Related Party Transactions

Included in other receivables and other payables is $1.5 million that is expected to be paid in taxes and royalties, and to settle historical creditors in Brazil, for which the Company is indemnified by Valencia. This amount does not include any amounts that might become due in respect of legal claims against JMC relating to silicosis, for which the Company is also indemnified by Valencia (see note 3 of the Consolidated Finandal Statements). In the period under review, the Company paid $1.68 million to settle amounts in terms of the indemnity and has been refunded $1.54 by Valencia, with $0.14 million included in amounts receivable at December 31, 2004.

Desert Sun shares its premises with other public companies that have common directors. Desert Sun is reimbursed by these companies for their proportional share of common expenses. At December 31, 2004 amounts receivable included $158,000 (2003: $23,000) due by these companies to Desert Sun.

Management and administrative services expense includes $ 120,000 (2003 - $ 90,000; 2002 - $ nil), which was paid to a company controlled by an officer and director of the Company for administrative services.

The Company engages certain directors to provide business advice and administrative services as they are highly qualified and knowledgeable of the company's affairs. Payments are based on the fair value of such services as determined by management There are expected to be ongoing service commitments resulting from contractual agreements for these engagements.

An officer and director of the Company is a director of Valencia Ventures Inc..

13.  Subsequent events

On March 4, 2005 Desert Sun entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters had agreed to purchase, on a bought deal basis, 8,583,691 units at a price of $2.33 per unit for aggregate gross proceeds of $20,000,000. The underwriters have the option to purchase an additional 2,145,923 units at the issue price for additional gross proceeds to Desert Sun of $5,000,000 at any time prior to the dosing of the offering. Each unit will consist of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. Proceeds from the offering will be used to fund expansion of exploration programs in Pindabacu, Morro do Vento, Canavieras and Jacobina, as well as to finance pre-feasibility and other development work at Morro do Vento and Canavieras.

Desert Sun anticipates filing a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada on or about March 8, 2005. The offering is subject to normal regulatory approvals. It is anticipated that dosing of the offering will occur on or about March 22, 2005.

These materials are not an offer of securities for sale in the United States. Securities may not be sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of prospectus.

14.  Note to U.S. Investors

The terms "mineral resource", "measured mineral resource", `indicated mineral resource", and `inferred mineral resource" are recognized and required by Canadian regulations; they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource" and `inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an Indicated mineral resource" or Inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company has completed a feasibility study on a portion of its Jacobina property, which contains reserves of 10,746,000 tonnes of ore at 2.20 grams gold per tonne. The site is currently in mine construction. There is no assurance that the remaining measured and indicated or inferred resources categorized under Canadian regulations will be upgraded to reserves at any time.

15.  Supplement to the Consolidated Financial Statements

As at March 4, 2005, the following items were issued and outstanding:

•

73,444,429 common shares;

•

8,040,163 common share purchase options at an average price of $1.34, maturing at various dates until January 10, 2010; and

•

15,041,181 warrants at an average price of $2.35, maturing July 22, 2005 (1,962,277) and November 20, 2008 (13,078,904).

March 4, 2005

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